January 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Eric McPhee and Robert Telewicz

Re:	Consilium Acquisition Corp I, Ltd.

Form 10-K for the year ended December 31, 2021

Filed March 31, 2022

File No. 001-41219

Dear Mr. McPhee and Mr. Telewicz:

On behalf of our client, Consilium Acquisition Corp I, Ltd., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 19, 2022 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K, filed on March 31, 2022 (the “10-K”).

Form 10-K for the year ended December 31, 2021

General

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With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the Company’s Sponsor, Consilium Acquisition Sponsor I, LLC, is a Cayman Islands limited liability company with a principal place of business in Fort Lauderdale, Florida. Consilium Acquisition Sponsor I, LLC is controlled by its managing member, Consilium Investment Capital, Inc., a Florida corporation, which is owned and controlled by Charles Cassel and Jonathan Binder. Each of Mr. Cassel and Mr. Binder is a U.S. person. As such, the Company advises the Staff that the Company’s Sponsor is not, is not controlled by, and does not have substantial ties with a non-U.S. person. Subject to the other parties involved in a future Business Combination, the Company does not believe that any of the aforementioned facts or relationships regarding the Sponsor would, by themselves, subject a Business Combination to regulatory review, including review by CFIUS, nor does the Company believe that if such a review were conceivable that, based solely on such facts or relationships, such Business Combination ultimately would be prohibited. However, in the event a Business Combination were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, the Company would include the applicable disclosures in any future filings.

Please do not hesitate to contact Michelle Gasaway at (213) 621-5122 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Charles Cassel, Consilium Acquisition Corp I, Ltd.

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